

December 15, 2014

Via E-mail
Mr. Patrick Goulding
Chief Financial Officer
American Realty Capital Global Trust, Inc.
405 Park Avenue, 14th Floor
New York, NY 10022

> **Re: American Realty Capital Global Trust, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2013**
> **Filed March 7, 2014**
> **File No. 0-55202**

Dear Mr. Goulding:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2013

Item 1. Business, page 5

1. We note that you invest in net leases and that you consider tenant creditworthiness in your evaluation of investment opportunities. In future filings, please also include a discussion of how management monitors the tenant credit quality of its current portfolio.

<u>Notes to Consolidated Financial Statements</u>

<u>Note 2 – Summary of Significant Accounting Policies</u>

<u>Real Estate Investments, page F-9</u>

2. Please tell us and disclose your policy for determining whether the acquisition of real estate is a business or asset purchase and the result of that determination on how your record the cost of the transaction. Please ensure you address sale/leaseback transactions in your disclosure.

<u>Form 8-K's filed on May 7, 2013, June 10, 2013 and July 24, 2013</u>

3. We note that you have presented within each of the above-referenced Form 8-K's summary financial information for Travis Perkins plc, Everything Everywhere Limited and Thames Water Utilities Limited, along with disclosure as to where audited financial statements could be located on the internet for these companies. Please tell us how you have complied with the applicable rules to provide financial statements of significant asset concentrations as these financial statements have not been filed pursuant to the Exchange Act.

We urge all who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Patrick Goulding
American Realty Capital Global Trust, Inc.
December 15, 2014
Page 3

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Sara von Althann, Staff Attorney, at (202) 551-3207 or Erin Martin, Staff Attorney, at (202) 551-3391 with regard to legal comments.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief